File No._________________________


                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed Under Section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended


                               CENTRAL DIQUE, S.A.
                        (Name of foreign utility company)


                               THE AES CORPORATION
                              1001 N. 19th Street
                                   Suite 2000
                           Arlington, Virginia 22209
                   (Name of filing company, if filed on behalf
                           of foreign utility company)


     The Commission is requested to mail copies of all correspondence relating to this Notification to:

     William R. Luraschi, Esq.
     The AES Corporation
     1001 N. 19th Street
     Suite 2000
     Arlington, Virginia  22209

     Lynn N. Hargis, Esq.
     Chadbourne & Parke LLP
     1200 New Hampshire Avenue, N.W.
     Suite 300
     Washington, D.C.  20036


ITEM 1

         Foreign utility status is claimed by Central Dique, S.A. ("Central Dique"), located in La Plata, Argentina. The business address of Central Dique is: Avenida del Libertador 602, Piso 13, 1001 Capital Federal, Buenos Aires, Argentina. Central Dique is the owner of a generating facility that consists of two gas turbines with a capacity of 14 MW.

         Central Dique will be an indirectly, 51 percent owned subsidiary of The AES Corporation. The remaining 49 percent of Central Dique is owned by the Argentine government.

         The AES Corporation is a Delaware corporation.

ITEM 2

         Central Dique has no domestic associate public utility companies.

         No state commission certification is required under Section 33(a)(2) of the Act in connection with this transaction.


                                   Signature


          The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.



By:/s/William R. Luraschi
William R. Luraschi
General Counsel
The AES Corporation
1001 N. 19th Street
Suite 2000
Arlington, Virginia  22209
(703) 522-1315


Dated:  June 29, 1998